

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 9, 2009

<u>Via U.S. Mail</u>

Joe Novak
Secretary
Bond Trust Products LLC
One North LaSalle Street, Suite 3500
Chicago, IL 60602

Re: Bond Trust Products Trust A
Form 10-K for the fiscal year ended December 31, 2006
Filed March 7, 2007
File no. 001-32519

Dear Mr. Novak,

       We have reviewed your responses to the comments in our letter dated February 11, 2009 and have the following additional comments.

<u>Form 10-K</u>

<u>Exhibits</u>

1.   While we note your response to our prior comment 1, we disagree with your analysis regarding the applicability of the guidance provided in the "CABCO Letter" that you reference. Please note, however, that the no-action letter to Merrill Lynch Depositor, Inc. (March 28, 2003) states that all issuers with substantially similar assets and structures who comply with the Exchange Act reporting requirements consistent with the guidance provided in the CABCO Letter must include paragraph five in their certification in order to comply with the requirements of Rules 13a-14 and 15d-14 of the Exchange Act for any transaction that closed after June 30, 2003. Given that your transaction closed after June 30, 2003 and the inclusion of paragraph 5 in your certification, it appears you have followed the guidance set forth in the Merrill Lynch Depositor, Inc. letter. By doing so, Mr. Hartman certified that a report by an independent public accountant had been provided for the applicable period. Please amend to file that auditor's attestation report.

2.   We note your response to our prior comment 2 and reissue our comment. Please confirm that you will file an auditor's attestation report and will comply with this obligation on a going-forward basis for all issuing entities affiliated with the depositor.

3. We note your response to our prior comment 3 and reissue our comment. Please acknowledge that Form S-3 will be unavailable to the depositor, the issuing entity or any affiliate of the depositor to register any security offerings until such entities are current and timely with their reporting obligations pursuant to General Instruction I.A.4. of Form S-3.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Bell at (202) 551-3574 or me at (202) 551-3313 with any questions.

Sincerely,

Rolaine S. Bancroft
Special Counsel